Exhibit (a)(1)(vii)
August 30, 2005
Offer to Purchase Common Stock of EGL, Inc.
(Including Associated Preferred Stock Purchase Rights)
Notice to Holders of Vested Stock Options:
      As you may already know, EGL, Inc. (“EGL” or the “Company”) has recently announced its offer to purchase up to 9,615,000 shares of its common stock, par value $0.001 per share (such shares together with all other outstanding shares of EGL, are herein referred to as the “shares”), at a price specified by such shareholders not greater than $26.00 nor less than $22.50 per share, net to the Seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2005, and in the related blue Letter of Transmittal (such documents and related materials, the “Tender Offer Documents”), which together as may be amended or supplemented from time to time constitute the tender offer. Unless the context requires otherwise, all references to our shares shall include the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of May 23, 2001, with Computershare Investor Services, L.L.C., as Rights Agent. You may obtain copies of the Tender Offer Documents by calling Morrow & Co., Inc. (“Morrow & Co.”), the Information Agent for the tender offer.
      As a holder of vested stock options, you may wish to exercise any or all of your options that are vested on or before three business days before the Expiration Date (Wednesday, September 28, 2005 unless EGL extends the expiration date), and then tender the shares so acquired to the Company pursuant to the terms of the tender offer. Three business days before the Expiration Date is the last day that you may exercise your vested options in order to tender the shares subject to such options in the tender offer. To assist you, attached is a summary of your exercisable stock option grants, including the option date, exercise price, and the number of options from each grant that are exercisable as of August 30, 2005. In the event that you have options vesting after August 30, 2005 but on or before three business days before the Expiration Date, such additional options, once vested, may be exercised not later than three business days before the Expiration Date for purposes of tendering the underlying shares in the tender offer. Note that the attached summary only includes grants that have shares exercisable as of the date of this notice.
      You will need to evaluate the Tender Offer Documents, which you may obtain by calling Morrow & Co., to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants and the years left yet to exercise your options, the range of tender prices, and the provisions for pro rata purchases by the Company outlined in the tender offer.
      The Company will, upon the terms and subject to the conditions of the tender offer, determine a single per share price, not greater than $26.00 nor less than $22.50 per share, that it will pay for the shares validly tendered pursuant to the tender offer and not properly withdrawn, taking into account the number of shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest purchase price that will allow it to purchase 9,615,000 shares or, if a lesser number of shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. All shareholders whose shares are purchased by the Company will receive the purchase price for each share purchased in the tender offer. In the event the final purchase price is less than the maximum price of $26.00 per share and more than 9,615,000 shares are tendered in the tender offer at or below the purchase price, the Company intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it repurchases up to $250 million of its shares. By way of example, if the final purchase price is $25.00 per share, the Company intends to purchase up to an additional 385,000 of its outstanding shares to the extent tendered in the tender offer. The Company also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal requirements.
      We strongly encourage you to discuss the tender offer with your tax advisor or broker. If you decide to exercise any of your stock options, please contact the broker through whom you hold your stock options. If you do not hold your stock options through a broker, Smith Barney is available at (888) 367-4777 to discuss questions you may have about how to exercise your stock options.

      The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, September 28, 2005 (the “Expiration Date”) unless extended by the Company. If you do intend to exercise stock options in order to tender shares in the tender offer, you must exercise your options not later than 5:00 p.m. three business days before the Expiration Date, New York City time, in order to obtain shares to tender by Wednesday, September 28, 2005 (the Expiration Date). Please Note: If you exercise such options after Friday, September 23, 2005, then in order to allow sufficient time for shares to be tendered by the Expiration Date, you must either (1) exercise by cashless hold, or (2) provide payment to your broker by wire transfer and accept shares by electronic delivery to your broker.  If you do not have a broker, you may contact Smith Barney at (888)367-4777.
      Upon the terms and subject to the conditions of the tender offer, if more than 9,615,000 shares, or such greater number of shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the purchase price, the Company will purchase shares on the following basis:

•	First, all shares properly tendered before the Expiration Date from all holders of an aggregate of fewer than 100 shares (“odd lots”) who (1) tender all shares owned beneficially or of record at a price at or below the purchase price (partial tenders will not qualify for this preference), and (2) complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, subject to the conditional tender provisions described in the Offer to Purchase, all other shares properly tendered at or below the purchase price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares.

•	Third, only if necessary to permit the Company to purchase 9,615,000 shares, or such greater number of shares as the Company may elect to purchase subject to applicable law, shares conditionally tendered (for which the condition was not initially satisfied) before the Expiration Date, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered all of their shares.
      The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by Banc of America Securities LLC, the Dealer Manager for the tender offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Attachments:
Summary of Your Exercisable Stock Option Grants

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